UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 333-133987

(Check One):  ☐ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☒ Form 10-Q       ☐ Form 10-D
☐ Form N-SAR      ☐ Form N-CSR

For Period Ended:  June 30, 2008

☐ Transition Report on Form 10-K    ☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K    ☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I - REGISTRANT INFORMATION

RedRoller Holdings, Inc.

Full Name of Registrant

Aslahan Enterprises Ltd.

Former Name if Applicable

Soundview Plaza, 1266 East Main Street

Address of Principal Executive Office (Street and Number)

Stamford, CT 06902-3546

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable  detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or other transition report or portion thereof, could not be filed within the prescribed period.

The registrant is in the process of finalizing a financing transaction to fund the Company's future operations and is unable, without unreasonable effort and expense, to complete its quarterly report on Form 10-Q, including but not limited to the financial statements that form a part thereof, before the required filing date for its quarterly report on Form 10-Q. The registrant intends to file its quarterly report on Form 10-Q by no later than August 19, 2008.

PART IV - OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification.

Michael Tribolet ______________________ (Name)	203 __________ (Area Code)	286-0200 __________________ (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no, identify report(s).

☒YES      ☐NO

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
☐YES      ☒NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the  reasons why a reasonable estimate of the results cannot be made.

RedRoller Holdings, Inc.
_________________________________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2008	By:	/s/ Michael Tribolet
Name: Michael Tribolet
Title: Chief Executive Officer